[redacted]

SECURI 13012032 SION

SEC Mail Processing Section
MAR 28 2013
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43828

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/12 (MM/DD/YY) AND ENDING 01/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EarlyBirdCapital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Hungtinton QUadrangle, Suite 4C18
(No. and Street)

Melville	NY	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eileen Moore (631) 770-0608
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
(Name – *if individual, state last, first, middle name*)

805 Third Avenue, 9th Floor	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eileen Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EarlyBirdCapital, Inc., as of January 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Eileen Moore
Signature

Chief Financial Officer
Title

SUFFOLK, NY

Coleen McGlynn
Notary Public

COLEEN MCGLYNN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MC6210748
Qualified In Queens County
My Commission Expires August 31, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Financial Statements and Schedules

January 31, 2013

(With Independent Auditors' Report Thereon
and Supplemental Report on Internal Control)

RBSM LLP
Accountants & Advisors

805 Third Avenue
Suite 902
New York, NY 10022
212.868.3669
212.838.2676/Fax
www.rbsmllp.com

Independent Auditors' Report

The Board of Directors and Stockholder of
EarlyBirdCapital, Inc.,

Report on the Financial Statements

We have audited the accompanying statement of financial condition of EarlyBirdCapital, Inc. (the "Company") (a wholly owned subsidiary of EBC Holdings, Inc.) as of January 31, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are

appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EarlyBirdCapital, Inc. as of January 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

RBSM LLP

RBSM LLP

Certified Public Accountants

New York, New York
March 27, 2013

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Statement of Financial Condition

January 31, 2013

Assets

Cash and cash equivalents	$ 9,906,015
Certificates of deposit	520,003
Certificates of deposit - restricted	95,299
Restricted cash – Clearing account	500,157
Clearing firm receivable	30,895
Fees receivable, net	1,100,782
Marketable securities	1,741,667
Property and equipment, net	50,084
Other assets	131,695
Total assets	$ 14,076,597

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 1,053,725
Commissions payable	23,559
Deferred rent	10,864
Total liabilities	1,088,148
Stockholder's equity:	
Common stock, no par value; 1,500 shares authorized, 500 shares issued and outstanding	14,009,379
Accumulated deficit	(1,020,931)
Total stockholder's equity	12,988,449
Total liabilities and stockholder's equity	$ 14,076,597

See accompanying notes to financial statements.

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Statement of Operations

Year ended January 31, 2013

Revenue:	
Commissions	$ 676,013
Investment banking and underwriting	3,151,217
Syndicate commissions	1,483,334
Net realized gain on the sale of marketable securities	41,534
Net unrealized loss on marketable securities	(376,232)
Interest and dividends	60,342
Total revenue	5,036,208
Expenses:	
Compensation and benefits	5,084,779
Syndicate expense	303,764
Clearing and floor brokerage	146,380
Occupancy and equipment	660,598
Communications	96,373
Professional fees	207,906
Depreciation	27,388
Other general and administrative	945,425
Total expenses	7,472,564
Loss before income tax benefit	(2,436,356)
Income tax benefit	-
Net Loss	$ (2,436,356)

See accompanying notes to the financial statements.

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Statement of Changes in Stockholder's Equity

Year ended January 31, 2013

	Common Stock (no par value)	Retained Earnings (Accumulated deficit)	Total
Balance at February 1, 2012	$ 14,009,379	$ 3,340,425	$ 17,349,804
Dividends		(1,925,000)	(1,925,000)
Net Loss	--	(2,436,356)	(2,436,356)
Balance at January 31, 2013	$ 14,009,379	$ (1,020,931)	$ 12,988,449

See accompanying notes to financial statements.

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Statement of Cash Flows
Year ended January 31, 2013

Cash flows from operating activities:	
Net loss	$ (2,436,356)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	27,338
(Increase) decrease in operating assets:	
Clearing firm receivable	(11,022)
Fees receivable	(1,100,782)
Due from affiliate	36,575
Marketable securities	(354,493)
Other assets	6,375
Increase (decrease) in operating liabilities:	
Deferred rent	(10,029)
Accounts payable and accrued expenses	209,251
Commissions payable	(13,124)
Total adjustments	(1,209,911)
Net cash used in operating activities	(3,646,266)
Cash flows from investing activities:	
Purchase of property and equipment	(13,804)
Restricted cash - clearing account	266
Certificates of deposit	(2,134)
Net cash used in investing activities	(15,673)
Cash flows from financing activities	
Dividends paid	(1,925,000)
Net cash used in financing activities	(1,925,000)
Net decrease in cash and cash equivalents	(5,586,939)
Cash and cash equivalents at beginning of year	15,492,954
Cash and cash equivalents at end of year	$ 9,906,015
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying notes to financial statements

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Notes to Financial Statements

(1) Organization

EarlyBirdCapital, Inc. (the "Company"), is a wholly owned subsidiary of EBC Holdings, Inc. (the "Parent") which, in turn is a 82.7% owned subsidiary of Firebrand Financial Group, Inc. ("FFGI"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary activities include the origination, underwriting and distribution of equity securities for early stage, emerging growth companies to investors in public and private offerings, as well as the generation of commission income from the securities brokerage business.

All customer accounts are cleared through and carried with Wedbush Securities, Inc., on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

The Company maintains a cash account required by the brokerage clearing company utilized by the Company. This amount is classified as restricted cash – clearing account, on the accompanying financial statements.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market or fair value, or at amounts which approximate current fair value due to their short-term nature.

Effective June 1, 2008, the Company adopted the guidance for assets and liabilities measured at fair value on a recurring basis. The guidance establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, the guidance requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The fair values of financial assets of the Company were determined using the following categories at January 31, 2013:

	Quoted prices in active markets (Level 1)	Observable market based inputs (Level 2)	Value at January 31, 2013
Investments – Equity Securities	$ 621,139	$ 1,120,527	$ 1,741,667
Cash Equivalents	5,619,588	-	5,619,588
	$ 6,240,727	$ 1,120,527	$ 7,361,254

Cash and cash equivalents of $9,906,015, includes money market securities of $5,619,588, that are considered to be highly liquid and easily tradable as of January 31, 2013. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within our fair value hierarchy.

Level 2 investments represent restricted marketable securities, which are valued based upon quoted market prices of identical unrestricted securities. The Company values such securities at a) cost, which is adjusted if the market value of the identical security declines; b) market value of the identical security, discounted to account for the restriction, or; c) undiscounted market value of the identical security.

(d) Revenue and Expense Recognition

The Company earns revenue (commissions) from brokerage activities, which are recognized on the day of trade – trade date basis. Investment banking income includes fees earned for financial advisory, underwriting and placement services. Financial advisory fees are earned throughout the term of the financial advisory agreement. Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable. Selling concessions from initial public offerings are included in syndicate commissions.

The Company may receive equity instruments which include stock purchase warrants and common and preferred stock from companies as part of its compensation for investment-banking services that are classified as marketable securities on the balance sheet, if still held at the financial reporting date. These instruments are stated at fair value in accordance with the guidance for "certain investments in debt and equity securities" and the guidance for "Accounting by a grantee for an equity instrument to be received in conjunction with providing goods or services." Primarily all of the equity instruments are received from small public companies. The stock and the stock purchase warrants received are typically restricted as to resale, though the Company generally receives a registration right within one year. Company policy is to resell these securities in anticipation of short – term market movements. The Company recognizes revenue for such stock purchase warrants when received based on the Black Scholes valuation model. On a monthly basis the Company recognizes unrealized gains or losses in the statement of operations based on the changes in value in the stock purhase warrants as determined by the Black Scholes valuation model. Realized gains or losses are recognized in the statement of operations when the related stock purchase warrant is exercised and sold.

(e) Marketable Securities

The Company classifies its existing marketable equity securities as Trading Securities in accordance with the guidance for "Accounting for Certain Investments in Debt and Equity Securities." These securities are carried at fair market value. Realized gains or losses are recognized in the statement of operations when securities are sold. Gains or losses on securities sold are based on the specific identification method. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges.

(f) Depreciation and Amortization

Office furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Office furniture and equipment are depreciated using either an accelerated or straight- line method, where applicable, over their estimated useful lives. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life per management.

(g) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) Certificates of Deposit

Certificates of deposit of $520,003 as of January 31, 2013 mature on various dates through August 2013. The restricted certificate of deposit of $95,299 secures a letter of credit which serves as a security deposit.

(3) Marketable Securities

Marketable securities, as shown in the accompanying statement of financial condition, consist primarily of restricted warrants and trading securities. Their cost and estimated fair market value at January 31, 2013 are as follows:

	Cost	Unrealized loss	Value
Common stock warrants and equity units	$ 2,158,191	$ (416,524)	$ 1,741,667

(4) Property and Equipment

Property and equipment consists of the following:

	Life	
Furniture	5 years	$ 165,002
Equipment	5 years	330,642
Leasehold improvements	5 years	84,020
		579,665
Accumulated depreciation		(529,580)
Property and equipment, net		$ 50,084

Depreciation expense for the year ended January 31, 2013 was $27,338.

(5) Income Taxes

The Company is included in the consolidated income tax returns of FFGI. The years open for IRS examination for FFGI are years 2009 – 2011.

Taxes are reported as if the Company files on a stand alone basis.

The components of the provision for taxes at January 31, 2013, are as follows:

Current	$ -
Deferred	-
	$ -

The reconciliation between the expected income tax expense computed using the statutory federal rate of 35%, and the actual income tax expense is as follows:

Expected income tax benefit	$ (852,000)
State and local tax expense, net of federal benefit	(209,000)
Unrecognized benefit of net operating loss	1,061,000
Tax expense per financial statements	$ -0 -

(6) Commitments and Contingencies

(a) In the normal course of business, the Company enters into underwriting agreements, letters of intent to underwrite and other investment banking commitments. The Company does not anticipate any material adverse effect on its financial position resulting from these commitments.

(b) The Company leases office space in four locations in New York. Rent expense totaled $478,161 for the year ended January 31, 2013.

Future minimum annual payments under all lease agreements are as follows:

Year ended January 31,	
2013	$ 482,932
2014	$ 323,028
2015	$ 10,106
Thereafter	$ -

(c) The Company has commenced arbitration against Universal Business Payment Solutions Acquisitions Corp. ("UBPS") to recover for UBPS's breach of a May 9, 2011 agreement which provided for the Company to be paid a fee of $2,070,000 for being available to consult with UBPS about companies it identified as potential targets for a business combination by UBPS. The Company acted as a lead underwriter for UBPS's $72 million initial public offering ("IPO") which closed on May 9, 2011. UBPS closed a business combination on December 28, 2012 but failed and refused to pay the Company the fee of $2,070,000 plus reimbursement of $65,700 in expenses. In defense of the arbitration and as part of a counterclaim, UBPS has alleged that the Company orally agreed not only to raise the $72 million at the time of its IPO but that the entire $72 million would be available for UBPS to use in connection with its business combination. However, as allowed under the terms of UBPS's certificate of incorporation, many of its stockholders elected to redeem their shares. UBPS was then required to use a substantial portion of the proceeds from its IPO to accomplish such redemption. Based on these facts, UBPS alleged that the Company breached its alleged agreement to make certain the entire $72 million was available to UBPS for its prospective business combination. The Company denies that it ever agreed to make certain that the entire IPO proceeds or any portion thereof would be available to UBPS at the time of its business combination. In its public filings made at the time of the closing of its IPO and at the time of the closing of its business combination, UBPS not only failed to disclose this alleged agreement with the Company, it represented it was fully aware that stockholders could redeem their shares, that the proceeds of the IPO would be dissipated by such redemption and that it had no agreements in place to provide any replacement financing. UBPS has not indicated an amount of damages it is seeking in its counterclaim and therefore the Company cannot reasonably estimate a possible loss or range of loss, if any. The arbitration was commenced in February 2013 and arbitrators have not yet been appointed. The Company plans to defend any counterclaim vigorously.

As of January 31, 2013, the Company has recorded fees receivable, net of a reserve, in the amount of $1,100,782.

(7) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2013, the Company had net capital of $10,040,811 which was $9,940,811 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .11 to 1.

(8) Subsequent Events

The Company has evaluated all subsequent events from the balance sheet date through March 27, 2013. There have been no material subsequent events which require recognition or disclosure.

Supplemental Information

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Computation of Net Capital
Under Rule 15c3-l of the
Securities and Exchange Commission

January 31, 2013

Total stockholder's equity qualified for net capital	$	12,988,449
Deductions and/or charges:		
Property and equipment, net of accumulated depreciation		50,084
Securities – not readily marketable		1,074,893
Other assets		1,420,484
Other deductions and / or charges		
Receivables from non-customers		22,177
		2,567,638
Haircuts on securities		380,000
Net Capital	$	10,040,811
Computation of Basic Net Capital Requirement:		
Minimum net capital required, 6 2/3% of total aggregate indebtedness	$	72,543
Minimum dollar net capital requirement of broker and dealer	$	100,000
Net capital requirement (greater of above)	$	100,000
Excess net capital	$	9,940,811
Computation of Ratio of Aggregate Indebtedness to Net Capital:		
Total aggregate indebtedness	$	1,088,148
Ratio of aggregate indebtedness to net capital		.11

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part IIA, as filed by the Company February 25, 2013.

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

January 31, 2013

Statement of Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

EarlyBirdCapital, Inc., is claiming exemption due to the fact that all customer transactions are cleared through Wedbush Securities, Inc. on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

RBSM LLP
Accountants & Advisors

805 Third Avenue
Suite 902
New York, NY 10022
212.868.3669
212.838.2676/Fax
www.rbsmllp.com

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

The Board of Directors and Stockholder
EarlyBirdCapital, Inc.,

In planning and performing our audit of the financial statements and supplemental schedules of EarlyBirdCapital, Inc. (the "Company") (a wholly owned subsidiary of EBC Holdings, Inc.) for the year ended January 31, 2013, we considered its internal control, including control activities for safeguarding securities, in order to determine our audit procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2013 to meet the SEC's objectives.

The report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties

RBSM LLP

RBSM LLP

Certified Public Accountants

New York, New York
March 27, 2013

RBSM LLP
Accountants & Advisors

805 Third Avenue
Suite 902
New York, NY 10022
212.868.3669
212.838.2676/Fax
www.rbsmllp.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors and Stockholder
EarlyBirdCapital, Inc.,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended January 31, 2013, which were agreed to by EarlyBirdCapital, Inc ("The Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC 7-). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended January 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended January 31, 2013 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

RBSM LLP

Certified Public Accountants

New York, New York
March 27, 2013